November 26, 2014

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Amanda Ravitz, Esq.

Re: Medovex Corp.
Amendment No. 2 to Registration Statement on Form S-1
Filed September 8, 2014
File No. 333-198621

Dear Ms. Ravitz:

Medovex Corp. (the “Company”) hereby submits its response to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated November 24, 2014 (the “Comment Letter”) relating to Amendment No. 2 to the Company’s Registration Statement on Form S-1 filed with the Commission on September 8, 2014.

On behalf of the Company, we are simultaneously filing Amendment No. 3 to the Company’s Registration Statement on Form S-1.  In addition to responding to the Comment Letter, per our conversation yesterday, Amendment No. 3 to the Company’s Registration Statement: (i) amends the cover page of the Registration Statement to increase the size of the deal to $8,000,004 and  to set the price of the Company’s securities at $5.75 per unit; (ii) contains a revised opinion from Sichenzia Ross Friedman Ference LLP that covers all shares detailed in the Registration Statement; (iii) contains certain additions and changes relating to the change in underwriter to Laidlaw & Company (UK) Ltd; and (iv) contains changes to the Series A and Series B public warrant agreements to eliminate the price protection component in those documents.

For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately beneath such comment.

Consolidated Financial Statements, page F-1

Consolidated Balance Sheets, page F-3

1.           We note that your total current assets as of September 30, 2014 are $768,516, consisting of $767,941 of cash and $575 of prepaid expenses. However, we also note you have disclosed that your total current assets are $7,687,516 as of September 30, 2014. Please revise your filing to disclose the actual amount of your total current assets as of September 30, 2014.

Response 1: The Company notes the Staff’s comment and has revised its disclosures accordingly.  Please see page F-3.

Please feel free to contact me if you have any questions or comments.  The Company believes that it has responded to all of your comments and hopes that the Company’s Registration Statement can be cleared on December 2, 2014.  Attached to this response letter is a separate letter executed by a Company officer containing the requested representations.

Sincerely,

/s/ Arthur S. Marcus